UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic and credit environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our statement of financial position;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	our ability to attract and retain qualified employees;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to delay or unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	our ability to execute our Transformation Plan;

•	high level of fixed costs that are incurred regardless of business activity;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2014 that we filed with the SEC on April 13, 2015. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014
Operating revenues	472.6	689.1
Other income from ordinary activities	0.4	0.5
Total income from ordinary activities	473.0	689.6
Cost of operations	(433.9)	(557.7)
Gross profit	39.1	131.9
Research and development expenses, net	(21.4)	(27.6)
Marketing and selling expenses	(22.1)	(30.2)
General and administrative expenses	(23.5)	(37.3)
Other revenues (expenses), net	(1.7)	(222.7)
Operating income	(29.6)	(185.9)
Expenses related to financial debt	(47.7)	(62.7)
Income provided by cash and cash equivalents	0.5	0.3
Cost of financial debt, net	(47.2)	(62.4)
Other financial income (loss)	1.0	(46.9)
Income (loss) of consolidated companies before income taxes	(75.8)	(295.2)
Deferred taxes on currency translation	0.5	(3.2)
Other income taxes	(1.0)	(13.0)
Total income taxes	(0.5)	(16.2)
Net income (loss) from consolidated companies	(76.3)	(311.4)
Share of income (loss) in companies accounted for under equity method	15.4	(13.2)
Net income (loss)	(60.9)	(324.6)
Attributable to :
Owners of CGG SA	$(61.5)	(326.5)
Owners of CGG SA (1)	€(55.9)	(237.8)
Non-controlling interests	$0.6	1.9
Weighted average number of shares outstanding	177,065,192	176,919,920
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	176,919,920
Net income (loss) per share Basic	$(0.35)	(1.85)
Basic (1)	€(0.32)	(1.34)
Diluted	$(0.35)	(1.85)
Diluted (1)	€(0.32)	(1.34)

(1)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014
Operating revenues	1,042.1	1,495.3
Other income from ordinary activities	0.8	0.9
Total income from ordinary activities	1,042.9	1,496.2
Cost of operations	(913.7)	(1,230.2)
Gross profit	129.2	266.0
Research and development expenses, net	(47.5)	(54.0)
Marketing and selling expenses	(45.8)	(59.7)
General and administrative expenses	(50.0)	(79.2)
Other revenues (expenses), net	(14.8)	(224.5)
Operating income	(28.9)	(151.4)
Expenses related to financial debt	(90.6)	(110.9)
Income provided by cash and cash equivalents	1.0	0.9
Cost of financial debt, net	(89.6)	(110.0)
Other financial income (loss)	(3.6)	(44.4)
Income (loss) of consolidated companies before income taxes	(122.1)	(305.8)
Deferred taxes on currency translation	(1.2)	(4.2)
Other income taxes	(8.3)	(23.9)
Total income taxes	(9.5)	(28.1)
Net income (loss) from consolidated companies	(131.6)	(333.9)
Share of income (loss) in companies accounted for under equity method	16.2	(29.7)
Net income (loss)	(115.4)	(363.6)
Attributable to :
Owners of CGG SA	$(117.0)	(366.9)
Owners of CGG SA (1)	€(103.9)	(267.3)
Non-controlling interests	$1.6	3.3
Weighted average number of shares outstanding	177,065,192	176,905,393
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	176,905,393
Net income (loss) per share Basic	$(0.66)	(2.07)
Basic (1)	€(0.59)	(1.51)
Diluted	$(0.66)	(2.07)
Diluted (1)	€(0.59)	(1.51)

(1)	Converted at the average exchange rate of U.S.$1.1256 and U.S.$1.3726 per € for the periods ended June 30, 2015 and 2014, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	June 30,
Amounts in millions of U.S.$	2015	2014
Net income (loss) from statements of operations	(115.4)	(363.6)
Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Gain (loss) on cash flow hedges	1.1	—
Income taxes	(0.4)	—
Net gain (loss) on cash flow hedges	0.7	—
Exchange differences on translation of foreign operations	(0.3)	(0.1)
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	0.4	(0.1)
Other comprehensive income not to be classified in profit (loss) in subsequent period:
Gain (loss) on actuarial changes on pension plan	(0.3)	(0.3)
Income taxes	0.1	0.1
Net gain (loss) on actuarial changes on pension plan	(0.2)	(0.2)
Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	(0.2)	(0.2)
Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	0.2	(0.3)
Total comprehensive income (loss) for the period	(115.2)	(363.9)
Attributable to :
Owners of CGG SA	(116.8)	(366.8)
Non-controlling interests	1.6	2.9

C G G

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	June 30, 2015 (unaudited)	December 31, 2014
ASSETS
Cash and cash equivalents	223.6	359.1
Trade accounts and notes receivable, net	777.3	942.5
Inventories and work-in-progress, net	381.7	417.3
Income tax assets	109.0	145.9
Other current assets, net	118.0	126.5
Assets held for sale, net	33.7	38.3
Total current assets	1,643.3	2,029.6
Deferred tax assets	79.2	98.2
Investments and other financial assets, net	154.6	141.8
Investments in companies under equity method	156.7	137.7
Property, plant and equipment, net	1,112.3	1,238.2
Intangible assets, net	1,432.9	1,373.8
Goodwill, net	2,037.8	2,041.7
Total non-current assets	4,973.5	5,031.4
TOTAL ASSETS	6,616.8	7,061.0
LIABILITIES AND EQUITY Bank overdrafts	1.3	2.9
Current portion of financial debt	73.1	75.7
Trade accounts and notes payable	321.2	444.2
Accrued payroll costs	170.0	222.5
Income taxes liability payable	40.7	72.2
Advance billings to customers	61.9	54.4
Provisions – current portion	92.3	106.0
Other current liabilities	167.7	231.8
Total current liabilities	928.2	1,209.7
Deferred tax liabilities	140.0	153.8
Provisions – non-current portion	193.3	220.3
Financial debt	2,646.4	2,700.3
Other non-current liabilities	20.7	30.7
Total non-current liabilities	3,000.4	3,105.1
Common stock 279,975,612 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at June 30, 2015 and 177,065,192 at December 31, 2014	92.8	92.8
Additional paid-in capital	1,409.7	3,180.4
Retained earnings	1,187.9	562.0
Other reserves	119.7	64.7
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(117.0)	(1,154.4)
Cumulative income and expense recognized directly in equity	(6.2)	(7.6)
Cumulative translation adjustment	(25.3)	(24.3)
Equity attributable to owners of CGG SA	2,641.0	2,693.0
Non-controlling interests	47.2	53.2
Total equity	2,688.2	2,746.2
TOTAL LIABILITIES AND EQUITY	6,616.8	7,061.0

See notes to Interim Consolidated Financial Statements

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of U.S.$	2015	2014
OPERATING
Net income (loss)	(115.4)	(363.6)
Depreciation and amortization	180.5	311.4
Multi-client surveys depreciation and amortization	126.2	194.6
Depreciation and amortization capitalized to multi-client surveys	(43.2)	(72.6)
Variance on provisions	(31.9)	74.7
Stock based compensation expenses	(0.2)	3.8
Net gain (loss) on disposal of fixed assets	(0.8)	(7.1)
Equity income (loss) of investees	(16.2)	29.7
Dividends received from affiliates	4.1	29.9
Other non-cash items	(5.6)	45.5
Net cash including net cost of financial debt and income tax	97.5	246.3
Add back net cost of financial debt	89.6	110.0
Add back income tax expense	9.5	28.1
Net cash excluding net cost of financial debt and income tax	196.6	384.4
Income tax paid	(10.4)	(67.7)
Net cash before changes in working capital	186.2	316.7
- change in trade accounts and notes receivable	133.8	143.9
- change in inventories and work-in-progress	13.3	20.5
- change in other current assets	16.9	(20.7)
- change in trade accounts and notes payable	(110.8)	(34.5)
- change in other current liabilities	(76.0)	(44.8)
Impact of changes in exchange rate on financial items	7.1	(0.2)
Net cash provided by operating activities	170.5	380.9
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(82.6)	(188.4)
Investment in multi-client surveys, net cash	(150.4)	(331.0)
Proceeds from disposals of tangible and intangible assets	8.4	2.4
Total net proceeds from financial assets	4.4	1.2
Acquisition of investments, net of cash and cash equivalents acquired	(19.3)	(6.5)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(13.1)	—
Variation in subsidies for capital expenditures	(0.6)	—
Variation in other non-current financial assets	0.8	(2.8)
Net cash used in investing activities	(252.4)	(525.1)
FINANCING
Repayment of long-term debts	(191.3)	(1,070.7)
Total issuance of long-term debts	233.4	1,215.0
Lease repayments	(4.1)	(4.3)
Change in short-term loans	(1.6)	(2.6)
Financial expenses paid	(75.6)	(71.8)
Net proceeds from capital increase
- from shareholders	—	0.1
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(7.5)	(35.5)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(46.7)	30.2
Effects of exchange rates on cash	(6.9)	(0.7)
Impact of changes in consolidation scope	—	(30.0)
Net increase (decrease) in cash and cash equivalents	(135.5)	(144.7)
Cash and cash equivalents at beginning of year	359.1	530.0
Cash and cash equivalents at end of period	223.6	385.3

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non-controlling interests	Total equity
Balance at January 1, 2014	176,890,866	92.7	3,180.4	575.1	(46.1)	(20.6)	(7.6)	26.0	3,799.9	90.2	3,890.1

Net gain (loss) on actuarial changes on pension plan (1)				(0.2)					(0.2)		(0.2)
Net gain (loss) on cash flow hedges (2)									—		—
Exchange differences on foreign currency translation (3)								0.3	0.3	(0.4)	(0.1)

Other comprehensive income (1)+(2)+(3)				(0.2)				0.3	0.1	(0.4)	(0.3)
Net income (4)				(366.9)					(366.9)	3.3	(363.6)

Comprehensive income (1)+(2)+(3)+(4)				(367.1)				0.3	(366.8)	2.9	(363.9)
Capital increase	174,326	0.1		(0.1)					—		—
Dividends									—	(7.5)	(7.5)
Cost of share-based payment				4.1					4.1		4.1
Exchange differences on foreign currency translation generated by the parent company					6.8				6.8		6.8
Reimbursement of convertible bonds, net of tax				(16.3)					(16.3)		(16.3)
Changes in consolidation scope and other				0.9					0.9	(18.6)	(17.7)
Balance at June 30, 2014	177,065,192	92.8	3,180.4	196.6	(39.3)	(20.6)	(7.6)	26.3	3,428.6	67.0	3,495.6

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non-controlling interests	Total equity
Balance at January 1, 2015	177,065,192	92.8	3,180.4	(592.4)	64.7	(20.6)	(7.6)	(24.3)	2,693.0	53.2	2,746.2

Net gain (loss) on actuarial changes on pension plan (1)				(0.2)					(0.2)		(0.2)
Net gain (loss) on cash flow hedges (2)							0.7		0.7		0.7
Exchange differences on foreign currency translation (3)							0.7	(1.0)	(0.3)		(0.3)

Other comprehensive income (1)+(2)+(3)				(0.2)			1.4	(1.0)	0.2		0.2
Net income (4)				(117.0)					(117.0)	1.6	(115.4)

Comprehensive income (1)+(2)+(3)+(4)				(117.2)			1.4	(1.0)	(116.8)	1.6	(115.2)
Dividends									—	(7.5)	(7.5)
Cost of share-based payment				0.6					0.6		0.6
Exchange differences on foreign currency translation generated by the parent company					55.0				55.0		55.0
Public exchange offer of convertible bonds, net of tax				8.6					8.6		8.6
Transfer to retained earnings of the parent company			(1,770.7)	1,770.7					—		—
Changes in consolidation scope and other				0.6					0.6	(0.1)	0.5
Balance at June 30, 2015	177,065,192	92.8	1,409.7	1,070.9	119.7	(20.6)	(6.2)	(25.3)	2,641.0	47.2	2,688.2

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Board of Directors on July 30, 2015 for issue.

The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2014 included in its report on Form 20-F for the year 2014 filed with the SEC on April 13, 2015.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014, except for the adoption of the following new Standards and Interpretations:

•	Amendments to IAS 19 – Defined Benefit Plans: Employee Contributions

•	Annual Improvements (2010-2012)

•	Annual Improvements (2011-2013)

The adoption of these Standards and Interpretations had no impact on the Group’s interim financial statements.

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	IFRS 9 Financial instrument – classification and valuation of financial assets

•	Annual improvements (2012-2014)

•	Amendment to IFRS 11 – Acquisition of an interest in a joint operation

•	Amendments to IAS 16 & IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization

•	IFRS 15 – Revenue from Contracts with Customers

•	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•	Amendments to IAS 1 – Disclosure initiative

We are currently reviewing these standards and interpretations to measure their potential impact on our consolidated financial statements.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities

Recoverability of client receivables	Assessment of clients’ credit default risk

Valuation of investments	Financial assets fair value Equity method companies fair value

Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys

Depreciation and amortization of tangible and intangible assets	Assets useful lives

Recoverable value of goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)

Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate

Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts

Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions

Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts

Development costs	Assessment of future benefits of each project

Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

• Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the statement of financial position in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements — we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

• Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

• Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

• Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

• Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

• Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each statement of financial position date at the relevant level (independent surveys or groups of surveys).

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns.

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Depending on the category of the survey, we generally use amortization rates from 50% to 80 % corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

For all categories of surveys, starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year to seven-year period, if total accumulated depreciation from the applicable amortization rate is below this equivalent minimum level.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized developments costs are amortized over 5 years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Convertible debt

•	The Company recognizes separately the components of convertible debt as respectively a financial liability and an option to the holder of the instrument to convert it into an equity instrument of the company.

•	The Company first determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

•	The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The carrying amount is presented net of associated deferred taxes.

•	The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

NOTE 2— ACQUISITIONS AND DIVESTITURES

None.

NOTE 3— FINANCIAL DEBT

Gross financial debt as of June 30, 2015 was U.S.$2,720.8 million compared to U.S.$2,778.9 million as of December 31, 2014.

Six months period ended June 30, 2015

Simplified public exchange of convertible bonds

In May 2015, CGG initiated a simplified public exchange offer for its outstanding 11,200,995 OCEANE convertible bonds due 2019, with purpose to issue new OCEANE convertible bonds due 2020 under a ratio of five 2020 OCEANE convertible bonds for two 2019 OCEANE convertible bonds tendered into the offer.

On June, 26 2015, holders exchanged 90.3% of the principal amount of the existing 2019 OCEANE convertible bonds (or 10,114,014 bonds). In consideration, CGG issued 25,285,035 bonds convertible into and/or exchangeable for new or existing shares of the company maturing on January 1, 2020 for a total nominal amount of €325.1 million (or U.S.$363.7 million converted at the closing exchange rate of U.S.$1.1189).

The 2020 OCEANE convertible bonds’ nominal value was set at €12.86 per bond (versus €32.14 for the 2019 OCEANEs). The new bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year (versus 1.25% for the 2019 OCEANEs). The bonds entitle the holders to receive new and/or existing CGG shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

As of June 30, 2015, as a result of this transaction, we derecognized the financial liability and equity components related to the 2019 convertible bonds that were exchanged. We also recognized the 2020 OCEANEs at their fair value amounting to €275.2 million (or U.S.$307.8 million converted at the closing exchange rate of U.S.$1.1189). The financial liability component was assessed using a 6.63% interest rate and amounted to €265.4 million (or U.S.$296.9 million). The equity component was €9.7 million (or U.S.$10.9 million).

The outstanding amount of the financial liability that corresponds to the 2019 OCEANE convertible bonds that were not exchanged amounted to €30.3 million (or U.S.$34 million) in the consolidated statement of financial position as of June 30, 2015.

The impact of the transaction on the net income of the period is not significant. The impact on equity amounts to U.S.$8.6 million, net of taxes.

Credit Facility Amendments

In order to increase our financial flexibility, and following unanimous consent from the 16 different financial institutions involved, we have revised certain terms in several of our credit facilities, namely our French revolving credit facility, our US revolving credit facility, our Nordic term loan and revolving credit facilities and our U.S.$45 million term loan facility secured by the Geowave Voyager vessel.

Pursuant to such amendments,

(i)	Looking at the financial covenants:

•	the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 4.00x for each rolling 4-quarter period ending on or before June 2016, 3.75x for each such period ending on or before June 2017, 3.50x for each such period ending on or before June 2018, 3.25x for each such period ending on or before June 2019, 3.00x for each such period ending on maturity dates thereafter;

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) was reduced from 4.00:1 to 3.00:1.

(ii)	Looking at the permitted indebtedness under the present credit agreements, the Group will have the ability to raise up to U.S.$500m of secured indebtedness ranking pari passu with the existing U.S. and French Revolving Credit Facilities in relation to an extended security package encompassing notably the fleet streamers, the US Multi-Client Library, and the shares of the main Sercel operating entities (Sercel SA and Sercel Inc).

Six months period ended June 30, 2014

2016 OCEANE convertible bond

As of June 30, 2014, the entire €360 million principal amount of the 2016 OCEANE convertible bonds was redeemed.

Redemption premium and transaction costs were allocated to the liability and equity components at the date of the transaction. The net loss relating to the liability component amounting to U.S.$37.6 million was recorded in line item “Other financial income (loss)” of our consolidated statement of operations; and the negative impact on equity amounted to U.S.$16.3 million, net of taxes.

Accelerated amortization of deferred expenditures was recorded for U.S.$2.5 million in the line item “Cost of financial debt net” in our consolidated statement of operations.

High yield bonds, loans and credit facilities

During the six months ended June 30, 2014, we redeemed in full the U.S.$225 million outstanding principal of our 9 1⁄2 % senior notes due 2016 and U.S.$265 million outstanding principal of our 7 3⁄4% senior notes due 2017.

Related accelerated amortization of deferred expenditures was recorded for U.S.$8.6 million in line item “Cost of financial debt net” in our consolidated statement of operations. Penalties for early repayment were recorded for U.S.$8.7 million in line item “Other financial income (loss)” in our consolidated statement of operations.

We also issued senior notes of respectively €400 million (or U.S.$546.3 million, converted at the historical closing exchange rate of U.S.$1.3658) principal amount due 2020, and U.S.$500 million principal amount due 2022; and drew €115 million (or U.S.$158 million converted at the historical average exchange rate of U.S.$1.3726) from our French revolving facility.

NOTE 4—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since February 1, 2013, as a result of the acquisition of the Fugro’s Geoscience division, we have organized our activities into three divisions which we also use as segments for our financial reporting. These segments are:

•	Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business line (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities.

•	Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our subsidiary Sercel.

Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure the performance.

As a complement to Operating Income, EBIT may be used by management as a performance indicator because it captures the contribution to our results of the significant businesses that are managed through our joint-ventures. We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Acquisition segment (with the reference being the spot market) and to services rendered by the Acquisition segment to the GGR segment for the multi-client seismic library (with the reference being the expected return on capital employed in a balanced market). Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) Operating Income and EBIT for our Acquisition segment are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Acquisition segment; and (ii) capital expenditures for our Acquisition segment are presented after elimination of inter-segment margin.

Operating Income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, Operating Income and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by segment

	Three months ended June 30,
	2015					2014
In millions of U.S.$	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	118.6	257.4	96.6	—	472.6	241.0	299.8	148.3	—	689.1
Inter-segment revenues	104.7	—	10.1	(114.8)	—	239.7	—	48.1	(287.8)	—
Operating revenues	223.3	257.4	106.7	(114.8)	472.6	480.7	299.8	196.4	(287.8)	689.1
Depreciation and amortization (excluding multi-client surveys)	(61.3)	(16.8)	(10.3)	—	(88.4)	(153.2)	(20.9)	(33.3)	—	(207.4)
Depreciation and amortization of multi-client surveys	—	(72.5)	—	—	(72.5)	—	(114.4)	—	—	(114.4)
Operating income	(55.6)	48.7	6.7	(29.4)	(29.6)	(150.4)	22.6	16.7	(74.8)	(185.9)
Share of income in companies accounted for under equity method (1)	15.4	—	—	—	15.4	(12.1)	(1.1)	—	—	(13.2)
Earnings before interest and tax (2)	(40.2)	48.7	6.7	(29.4)	(14.2)	(162.5)	21.5	16.7	(74.8)	(199.1)
Capital expenditures (excluding multi-client surveys) (3)	13.9	14.0	7.7	2.0	37.6	45.1	16.8	19.2	5.5	86.6
Investments in multi-client surveys, net cash	—	78.9	—	—	78.9	—	175.1	—	—	175.1

(1)	Share of operating results of companies accounted for under equity method were U.S.$17.3 million and U.S.$(11.9) million for the three months ended June 30, 2015 and 2014, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount respectively to U.S.$(24.5) million and U.S.$(9.1) million for the three months ended June 30, 2015, compared to U.S.$44.6 million and U.S.$31.4 million respectively for the three months ended June 30, 2014.

For the three months ended June 30, 2015, Acquisition EBIT includes U.S.$(0.6) million of restructuring costs, net of reversal of provisions, linked to the Transformation Plan.

For the three months ended June 30, 2014, Acquisition EBIT included:

(i)	U.S.$(116.7) million related to the Marine and Land Transformation Plan, of which U.S.$(92.8) million relating to redundancies costs, facilities exit costs and provisions for onerous contracts and U.S.$(23.9) million relating mainly to impairment of marine fixed assets;

(ii)	U.S.$(52.0) million impairment of our investment in the SBGS JV (Seabed Geosolutions BV) accounted for under equity method;

(iii)	and a net gain arising from the sale of 2% of Ardiseis FZCO amounting to U.S.$11.1 million.

For the three months ended June 30, 2015, GGR EBIT also includes U.S.$(4.5) million of restructuring costs linked to the Transformation Plan. For the three months ended June 30, 2014, GGR EBIT included a U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys; and redundancies and facilities exit costs for U.S.$(3.4) million.

For the three months ended June 30, 2014, Equipment EBIT included a U.S.$(21.7) million impairment of intangible assets.

For the three months ended June 30, 2015 and June 30, 2014, “eliminations and other” includes U.S.$(7.2) million and U.S.$(13.9) million of general corporate expenses, respectively.

(3)	Capital expenditures include capitalized development costs of U.S.$(9.8) million and U.S.$(15.1) million for the three months ended June 30, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

	Six months ended June 30,
	2015					2014
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	335.3	496.4	210.4	—	1,042.1	593.9	589.7	311.7	—	1,495.3
Inter-segment revenues	183.6	—	21.6	(205.2)	—	446.1	—	90.9	(537.0)	—
Operating revenues	518.9	496.4	232.0	(205.2)	1,042.1	1,040.0	589.7	402.6	(537.0)	1,495.3
Depreciation and amortization (excluding multi-client surveys)	(123.9)	(35.8)	(20.8)	—	(180.5)	(230.9)	(37.3)	(43.2)	—	(311.4)
Depreciation and amortization of multi-client surveys	—	(126.2)	—	—	(126.2)	—	(194.6)	—	—	(194.6)
Operating income	(90.3)	95.6	20.9	(55.1)	(28.9)	(149.9)	86.1	58.0	(145.6)	(151.4)
Share of income in companies accounted for under equity method (1)	16.2	—	—	—	16.2	(28.3)	(1.4)	—	—	(29.7)
Earnings before interest and tax (2)	(74.1)	95.6	20.9	(55.1)	(12.7)	(178.2)	84.7	58.0	(145.6)	(181.1)
Capital expenditures (excluding multi-client surveys) (3)	33.0	29.5	12.0	8.1	82.6	103.8	34.7	38.1	11.8	188.4
Investments in multi-client surveys, net cash	—	150.4	—	—	150.4	—	331.0	—	—	331.0
Capital employed	1.5	3.0	0.7	—	5.2	2.4	2.9	0.8	—	6.1
Total identifiable assets	2.1	3.2	0.9	—	6.2	2.9	3.2	1.1	0.1	7.3

(1)	Share of operating results of companies accounted for under equity method were U.S.$22.3 million and U.S.$(26.2) million for the six months ended June 30, 2015 and 2014, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount respectively to U.S.$(6.3) million and U.S.$9.9 million for the six months ended June 30, 2015, compared to U.S.$80.4 million and U.S.$50.7 million respectively for the six months ended June 30, 2014.

For the six months ended June 30, 2015, Acquisition EBIT includes U.S.$(16.4) million of restructuring costs, net of reversal of provisions, linked to the Transformation Plan (mainly provisions for redundancy costs).

For the six months ended June 30, 2014, Acquisition EBIT included:

(i)	U.S.$(117.4) million related to the Marine and Land Transformation Plan, of which U.S.$(93.5) million relating to redundancies costs, facilities exit costs and provisions for onerous contracts and U.S.$(23.9) million relating mainly to impairment of marine fixed equipment;

(ii)	U.S.$(52.0) million impairment of our investment in the SBGS JV accounted for under equity method;

(iii)	and a net gain arising from the sale of 2% of Ardiseis FZCO amounting to U.S.$11.1 million.

For the six months ended June 30, 2015, GGR EBIT also includes U.S.$(6.2) million of restructuring costs linked to the Transformation Plan. For the six months ended June 30, 2014, GGR EBIT included a U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys; and redundancies and facilities exit costs for U.S.$(4.0) million.

For the six months ended June 30, 2014, Equipment EBIT included a U.S.$(21.7) million impairment of intangible assets.

For the six months ended June 30, 2015 and June 30, 2014, “eliminations and other” includes U.S.$(17.6) million and U.S.$(31.1) million of general corporate expenses, respectively.

(3)	Capital expenditures include capitalized development costs of U.S.$(21.5) million and U.S.$(31.0) million for the six months ended June 30, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

Analysis by geographic area

The following tables set forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended June 30,
In millions of U.S.$, except percentages	2015		2014
North America	85.4	18%	147.4	21%
Central and South Americas	19.4	4%	62.6	9%
Europe, Africa and Middle East	256.8	54%	327.9	48%
Asia Pacific	111.0	24%	151.2	22%

Total	472.6	100%	689.1	100%

	Six months ended June 30,
In millions of U.S.$, except percentages	2015		2014
North America	210.5	20%	362.4	24%
Central and South Americas	73.1	7%	194.4	13%
Europe, Africa and Middle East	475.9	46%	629.0	42%
Asia Pacific	282.6	27%	309.5	21%

Total	1,042.1	100%	1,495.3	100%

NOTE 5— OTHER REVENUES AND EXPENSES

	Six months ended June 30,
In millions of U.S.$	2015	2014
Impairment of assets	—	(134.5)
Restructuring costs	(47.1)	(11.8)
Change in restructuring reserves	24.5	(85.5)
Other non-recurring revenues (expenses)	9.8	—
Other non-recurring revenues (expenses) – net	(12.8)	(231.8)
Exchange gains (losses) on hedging contracts	(2.7)	1.2
Gains (losses) on sales of assets	0.7	6.1

Other revenues (expenses) – net	(14.8)	(224.5)

“Other non-recurring revenues and expenses – net” amounted to U.S.$(12.8) million for the six months ended June 30, 2015, of which U.S.$(2.1) million were recorded during the second quarter of 2015.

For the comparable period 2014, they amounted to U.S.$(231.8) million, of which U.S.$(230.5) million were recorded during the second quarter of 2014.

Six months period ended June 30, 2015

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed U.S.$47.1 million during the six months ended June 30, 2015, offset by the use of the corresponding provisions. We also recognized additional provisions mainly relating to redundancy costs.

Gains (losses) on sales of assets

This line item includes sales of equipment and also losses related to marine seismic equipment damaged or scrapped. These costs are fully offset by insurance indemnities included in the line “Other non-recurring revenues (expenses)”.

Six months period ended June 30, 2014

Restructuring costs

This line item mainly corresponded to redundancies costs and facilities exit expenses resulting from our Transformation Plan.

Impairment of assets

This line item included (i) a U.S.$(24.1) million impairment on marine fixed equipment in relation with the Marine Transformation Plan; (ii) a U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys; and (iii) a U.S.$(73.7) million impairment related to seabed activities of which U.S.$(52.0) million was impairment of our investment in the SBGS JV accounted for under the equity method and U.S.$(21.7) million was impairment of intangible assets.

Change in restructuring reserves

This line item included provisions for onerous contracts, provisions for redundancies costs and facilities exit costs as part of our Marine and Land Transformation Plan.

Gains (losses) on sales of assets

This line item included a net gain arising from the sale of Ardiseis FZCO amounting to U.S.$11.1 million; and losses mainly related to scrapping of marine equipment.

NOTE 6—RECEIVABLES

In 2014 and 2015, we entered into several factoring agreements with various banks. As of June 30, 2015, we had transferred U.S.$29.4 million of notes receivable compared to U.S.$81.1 million as of December 31, 2014 as part of these agreements. The risks retained by the Group are mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both have been historically low with the transferred clients.

As a consequence, the Group retained only non-significant amounts to the extent of its continuing involvement. Related costs recorded in Operating Income are not significant.

NOTE 7—COMMON STOCK AND STOCK OPTIONS PLANS

As of June 30, 2015, our share capital consisted of 177,065,192 shares, each with a par value of €0.40.

New stock option plans and performance units allocation plan

On June 25, 2015, the Board of Directors allocated:

•	220,600 options to the Chief Executive Officer and 111,000 to each of the Senior Executive Vice Presidents. Their exercise price is €6.01. The options vest in three batches, in June 2017 (for 50% of the options allocated), June 2018 (for 25% of the options allocated) and June 2019 (for 25% of the options allocated). Such vesting is subject to performance conditions. The options have an eight-year duration.

•	159,000 options to the Corporate Committee members. Their exercise price is €6.01. The options vest in three batches, in June 2017 (for 50% of the options allocated), June 2018 (for 25% of the options allocated) and June 2019 (for 25% of the options allocated). Such vesting is subject to performance conditions. The options have an eight-year duration.

•	1,168,290 options to certain employees. Their exercise price is €6.01. The options vest in three batches, in June 2017 (for 50% of the options allocated), June 2018 (for 25% of the options allocated) and June 2019 (for 25% of the options allocated). The options have an eight-year duration.

•	27,500 performance units to the Chief Executive Officer, 12,500 performance units to each of the Corporate Officers, 20,000 performance units to the other Corporate Committee members and 639,800 performance units to certain employees. These performance units will be allocated on the later of the two following dates: June 25, 2018 or the date of the Annual Shareholders’ Meeting convened to approve the financial statements for fiscal year 2017, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation have been fulfilled.

The main assumptions related to these stock option plans issued on June 25, 2015 are as follows:

•	Fair value: €1.64

•	Volatility: 42.41%

•	Risk-free rate: 0.14%

Information related to options outstanding at June 30, 2015 is summarized below:

Date of Board of Directors’ resolution	Options granted	Options outstanding at June 30, 2015		Exercise price per share (€)		Expiration date	Remaining duration
March 14, 2008	1,188,500	1,098,122	*	30.95	*	March 14, 2016	8.5 months
March 16, 2009	1,327,000	828,039	*	8.38	*	March 16, 2017	20.5 months
January 06, 2010	220,000	231,538	*	13.98	*	January 06, 2018	30.3 months
March 22, 2010	1,548,150	1,404,922	*	18.47	*	March 22, 2018	32.7 months
October 21, 2010	120,000	126,291	*	16.05	*	October 21, 2018	39.7 months
March 24, 2011	1,164,363	1,115,828	*	24.21	*	March 24, 2019	44.8 months
June 26, 2012	1,410,625	1,403,542	*	17.84	*	June 26, 2020	59.9 months
June 24, 2013	1,642,574	1,515,698		18.47		June 24, 2021	71.9 months
June 26, 2014	1,655,843	1,572,328		10.29		June 26, 2022	83.9 months
June 25, 2015	1,769,890	1,768,370		6.01		June 25, 2023	95.9 months

Total	12,046,945	11,064,678

*	Exercise price adjusted following the 2012 capital increase.

A summary of our stock option transactions and related information follows:

	June 30, 2015		June 30, 2014
	Number of options	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
Outstanding-beginning of year	10,696,143	19.31	10,151,820	21.67
Granted	1,769,890	6.01	1,655,843	10.29
Exercised	—	—	—	—
Forfeited	(1,401,355)	27.26	(1,039,639)	24.85

Outstanding-end of year	11,064,678	16.18	10,768,024	19.29

Exercisable-end of year	6,615,246	19.94	6,772,339	21.84

The average price of CGG shares was €5.91 and €11.00 for the six months period ended June 30, 2015 and 2014, respectively.

NOTE 8—RELATED PARTY TRANSACTIONS

The Group enters into contracts with related parties concluded at arm’s length.

	June 30,
	2015				2014
In millions of U.S.$	Joint Ventures (a)	Associates (b)	Other Related Parties (c)	Total	Joint Ventures (a)	Associates (b)	Other Related Parties (c)	Total
Sales of geophysical equipment	1.0	37.6	—	38.6	—	22.7	—	22.7
Equipment rentals, charter revenues and services rendered	5.1	20.3	—	25.4	7.9	7.3	3.5	18.7
Operating Revenues	6.1	57.9	—	64.0	7.9	30.0	3.5	41.4
Charter expenses	(14.8)	—	—	(14.8)	(14.9)	—	—	(14.9)
Ship management expenses	(38.5)	—	—	(38.5)	(47.8)	—	—	(47.8)
Costs of services rendered	(3.1)	(0.2)	—	(3.3)	(11.5)	—	(2.0)	(13.5)
Cost of operations	(56.4)	(0.2)	—	(56.6)	(74.2)	—	(2.0)	(76.2)
Other financial income (loss)	(0.8)	1.5	—	0.7	—	—	—	—
Trade accounts and notes receivable, including agency arrangements	24.8	71.6	—	96.4	14.2	38.0	—	52.2
Other Financial assets – Loans granted	27.9	59.3	—	87.2	26.1	—	—	26.1
Assets Total	52.7	130.9	—	183.6	40.3	38.0	—	78.3
Trade accounts and notes payable, including agency arrangements	26.7	36.4	—	63.1	20.0	38.1	—	58.1
Financial liabilities – Finance lease debt	17.6	—	—	17.6	19.1	—	—	19.1
Liabilities Total	44.3	36.4	—	80.7	39.1	38.1	—	77.2
Future leases commitments	253.5	—	—	253.5	288.1	—	—	288.1
Future ship management costs	146.9	—	—	146.9	188.1	—	—	188.1
Contractual Obligations	400.4	—	—	400.4	476.2	—	—	476.2

(a)	Mainly correspond to investments in companies accounted for using the equity method in our Marine Acquisition Segment;
(b)	Mainly correspond to investments in companies accounted for using the equity method in our Land and Multi-Physics Acquisition Segment;
(c)	Mainly correspond to transactions with Louis Dreyfus Armateurs (“LDA”) Company; LDA was the owner, together with the Group, of Geomar which owned the seismic vessel “Alizé”. In addition, LDA provided ship management services for a portion of our fleet and Geomar provided vessel charter services to LDA.

No credit facility or loan was granted to the Company by shareholders during the last three years.

NOTE 9—SUBSEQUENT EVENTS

None.

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since February 1, 2013, as a result of the acquisition of the Fugro’s Geoscience division, we have organized our activities into three divisions which we also use as segments for our financial reporting. These segments are:

•	Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business line (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities.

•	Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our subsidiary Sercel.

Factors Affecting Results of Operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. During the last several quarters, exploration and production companies have shown overall low exploration and production spending, breaking from the trends of previous years. After the severe and rapid decline of the oil price in the second half of 2014, and even though we believe the fundamental outlook for a fully integrated geoscience company is positive, we anticipate that the period to come will be difficult for exploration services, with pressure on marine prices and fairly unpredictable volume in the coming months.

(See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2014 for a discussion of developments in the geophysical industry).

Acquisitions and divestitures

None

Backlog

Our backlog as of July 1, 2015 was U.S.$0.9 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended June 30, 2015 compared to three months ended June 30, 2014

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Three months ended June 30,
In millions of U.S.$	2015	2014
Marine acquisition	179	407
Land and Multi-Physics acquisition	44	74
Acquisition Division Production	223	481
Multi-client data	120	128
Subsurface Imaging and Reservoir	137	172
GGR Division Revenues	257	300
Equipment Division Production	107	196
Eliminated production and others	(114)	(288)

Total operating revenues	473	689

Our consolidated operating revenues for the three months ended June 30, 2015 decreased 31% to U.S.$473 million from U.S.$689 million for the comparable period of 2014, mainly as a consequence of downsized activities, reduction of perimeter and adverse market conditions.

Acquisition

Operating revenues for our Acquisition segment, including intra-group sales, decreased 54% to U.S.$223 million for the three months ended June 30, 2015 from U.S.$481 million for the comparable period of 2014, due to the downsizing of the fleet and the reduction in our Land activity perimeter, and to deteriorating market conditions.

Excluding intra-group sales, operating revenues decreased 51% to U.S.$119 million for the three months ended June 30, 2015 from U.S.$241 million for the comparable period of 2014.

Marine acquisition

Total production of our Marine acquisition business line for the three months ended June 30, 2015 decreased 56% to U.S.$179 million from U.S.$407 million for the comparable period of 2014, due to the impact of the fleet downsizing to 11 3D high-end vessels, to further deteriorating market and pricing conditions and low vessel availability rate for the quarter. The availability rate decreased to 74% for the three months ended June 30, 2015 compared to 94% for the three months ended June 30, 2014, mainly as a consequence of (i) vessel repositioning from APAC to NALA to execute large tenders won recently and (ii) vessel stand-by due to delays in permitting. The production rate reached record high 94% for the three months ended June 30, 2015 compared to 92% for the same period in 2014. 42% of the fleet was dedicated to multi-client programs for the three months ended June 30, 2015 compared to 52% for the three months ended June 30, 2014.

Land and Multi-Physics acquisition

Total production of our other acquisition businesses, including internal and external sales, decreased 40% to U.S.$44 million for the three months ended June 30, 2015, compared to U.S.$74 million for the three months ended June 30, 2014. The decrease in production was mainly due to the reduction of our Land operations perimeter pursuant to the change in control of Ardiseis FZCO in June 2014 and the divestment of our North America Land contract business in September 2014.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended June 30, 2015 decreased 14% to U.S.$257 million from U.S.$300 million for the comparable period of 2014 in a context of tougher market conditions, with delays in some spending from our clients.

Multi-clients data

Multi-client revenues decreased 6% to U.S.$120 million for the three months ended June 30, 2015 from U.S.$128 million for the three months ended June 30, 2014 in a context of overall lower exploration spending.

Prefunding revenues decreased 10% to U.S.$83 million for the three months ended June 30, 2015 from U.S.$92 million for the three months ended June 30, 2014. The lower prefunding revenue is correlated to the 55% reduction in Multi-client capital expenditures. The prefunding rate was 106% for the three months ended June 30, 2015 compared to 53% for the three months ended June 30, 2014.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business line decreased 20% to U.S.$137 million for the three months ended June 30, 2015 from U.S.$172 million for the comparable period of 2014. Demand for imaging, reservoir services and software is weakening in a context of delays in some exploration spending, but remains stronger than the rest of the seismic market. Demand for the high end imaging, such as required for subsalt Gulf of Mexico, remains strong.

Equipment

Total production of our Equipment segment, including internal and external sales, decreased 46% to U.S.$107 million for the three months ended June 30, 2015 from U.S.$196 million for the comparable period of 2014. Marine equipment sales represented 24% of total revenue.

Internal sales represented 10% of total revenues for the three months ended June 30, 2015, decreasing from 24% from the comparable period of 2014, as a consequence of our fleet downsizing.

External revenues for our Equipment segment decreased 35% to U.S.$97 million for the three months ended June 30, 2015 from U.S.$148 million for the comparable period of 2014. The weakness of the seismic acquisition market translated into lower equipment spending across all the regions.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 22% to U.S $434 million for the three months ended June 30, 2015 from U.S.$558 million for the comparable period of 2014, mainly due to the downsizing of the fleet, the reduction in perimeter of our Acquisition activities and the reduction in volume in our Equipment segment. The amortization expenses of our seismic library correspond to 60% of the Multi-client data business line revenues for the three months ended June 30, 2015 compared to 62% for the comparable period of 2014. As a percentage of operating revenues, cost of operations increased to 92% for the three months ended June 30, 2015 from 81% for the comparable period of 2014. Gross profit decreased 70% to U.S.$39 million for the three months ended June 30, 2015 from U.S.$132 million for the comparable period of 2014, representing 8% and 19% of operating revenues, respectively.

Research and development expenditures decreased 22% to U.S.$21 million for the three months ended June 30, 2015, from U.S.$28 million for the comparable period of 2014, representing 5% and 4% of operating revenues, respectively.

Marketing and selling expenses decreased 27% to U.S.$22 million for the three months ended June 30, 2015 from U.S.$30 million for the comparable period of 2014.

General and administrative expenses decreased 37% to U.S.$24 million for the three months ended June 30, 2015 from U.S.$37 million for the comparable period of 2014, as a consequence of the progress of our Transformation Plan and favorable foreign exchange environment. As a percentage of operating revenues, general and administrative expenses represented 5% for both periods.

Other expenses amounted to U.S.$2 million for the three months ended June 30, 2015, including mainly U.S.$5 million of restructuring costs related to our Transformation Plan and insurance indemnities amounting to U.S.$3 million. For the comparable period of 2014, other expenses amounted to U.S.$223 million, including mainly restructuring costs related to our Marine and Land Transformation Plan and the impairment of Multi-clients and Seabed assets, as further described in note 5 to our unaudited interim consolidated financial statements included herein.

Operating Income

Operating Income amounted to a loss of U.S.$30 million (or a loss of U.S.$25 million before restructuring costs related to our Transformation Plan) for the three months ended June 30, 2015 as a result of the factors described above. Operating Income was a loss of U.S.$186 million for the three months ended June 30, 2014 (or a profit of U.S.$45 million before restructuring expenses).

Operating Income from our Acquisition segment was a loss of US.$56 million for the three months ended June 30, 2015 compared to a loss of U.S.$150 million for the three months ended June 30, 2014. Excluding restructuring costs related to our Transformation Plan, Operating Income from our Acquisition segment was a loss of U.S.$55 million for the three months ended June 30, 2015, compared to an income of U.S.$19 million excluding restructuring expenses for the comparable period in 2014.

Operating Income from our GGR segment was U.S.$49 million for the three months ended June 30, 2015 compared to U.S.$23 million for the three months ended June 30, 2014. Excluding restructuring costs related to our Transformation Plan, Operating Income from our GGR segment was U.S.$53 million for the three months ended June 30, 2015, compared to U.S.$63 million for the three months ended June 30, 2014.

Operating Income from our Equipment segment decreased to U.S.$7 million for three months ended June 30, 2015 from U.S.$17 million for the comparable period of 2014 (or U.S.$39 million before restructuring costs).

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to U.S.$15 million for the three months ended June 30, 2015 compared to a loss of U.S.$13 million for the three months ended June 30, 2014, mainly as a result of improved operational performance and restructuring measures of the SBGS JV.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 4 to our interim consolidated financial statements, amounted to a loss of U.S.$14 million (or a loss of U.S.$9 million before restructuring costs related to our Transformation Plan) for the three months ended June 30, 2015 as a result of the factors described above, compared to a loss of U.S.$199 million (or an income of U.S.$31 million before restructuring expenses) for the three months ended June 30, 2014.

EBIT from our Acquisition segment was a loss of U.S.$40 million for the three months ended June 30, 2015 (or a loss of U.S.$40 million before restructuring costs related to our Transformation Plan) compared to a loss of U.S.$163 million for the three months ended June 30, 2014 (or an income of U.S.$6 million before restructuring expenses).

EBIT from our GGR segment was U.S.$49 million for the three months ended June 30, 2015 (or U.S.$53 million before restructuring costs relating to our Transformation Plan) compared to U.S.$22 million for the three months ended June 30, 2014 (or U.S.$62 million before restructuring expenses).

EBIT from our Equipment segment decreased to U.S.$7 million for three months ended June 30, 2015 from U.S.$17 million for the comparable period of 2014 (or U.S.$39 million before restructuring expenses).

(See note 5 to our interim consolidated financial statements for further details on restructuring expenses related to our Transformation Plan).

Financial Income and Expenses

Cost of net financial debt decreased 24% to U.S.$47 million for the three months ended June 30, 2015 from U.S.$62 million for the comparable period of 2014. This decrease is mainly due to accelerated amortization of deferred expenditures following early repayment of our U.S.$350 million 9 1⁄2% senior notes due 2016, our U.S.$400 million 7 3⁄4% senior notes due 2017 and our €360 million OCEANE convertible bonds due 2016 for an aggregate amount of U.S.$11 million recorded in the three months ended June 30, 2014.

Other financial income amounted to U.S.$1 million for the three months ended June 30, 2015 compared to an expense of U.S.$47 million for the comparable period of 2014. This increase was mainly due to U.S.$46 million expenses related to early repayments, recorded in the three months ended June 30, 2014.

Income Taxes

Income taxes amounted to U.S.$1 million for the three months ended June 30, 2015 compared to U.S.$16 million for the comparable period of 2014.

Net Income

Net income was a loss of U.S.$61 million for the three months ended June 30, 2015 compared to a loss of U.S.$325 million for the comparable period of 2014 as a result of the factors discussed above.

Six months ended June 30, 2015 compared to six months ended June 30, 2014

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Six months ended June 30,
In millions of U.S.$	2015	2014
Marine acquisition	428	860
Land and Multi-Physics acquisition	91	180
Acquisition Division Production	519	1,040
Multi-client data	219	255
Subsurface Imaging and Reservoir	277	335
GGR Division Revenues	496	590
Equipment Division Production	232	403
Eliminated production and others	(205)	(538)

Total operating revenues	1,042	1,495

Our consolidated operating revenues for the six months ended June 30, 2015 decreased 30% to U.S.$1,042 million from U.S.$1,495 million for the comparable period of 2014, mainly as a consequence of downsized activities, reduction of perimeter and adverse market conditions.

Acquisition

Operating revenues for our Acquisition segment, including intra-group sales, decreased 50% to U.S.$519 million for the six months ended June 30, 2015 from U.S.$1,040 million for the comparable period of 2014, due to the downsizing of the fleet, the reduction in our Land activity perimeter, and to deteriorating market conditions.

Excluding intra-group sales, operating revenues decreased 44% to U.S.$335 million for the six months ended June 30, 2015 from U.S.$594 million for the comparable period of 2014.

Marine acquisition

Total production from our Marine acquisition business line for the six months ended June 30, 2015 decreased 50% to U.S.$428 million from U.S.$860 million for the comparable period of 2014, mainly due to the fleet downsizing plan to 11 3D high-end vessels and to further deteriorating market and pricing conditions, with low availability in the second quarter 2015.

Land and Multi-Physics acquisition

Total production of our other acquisition businesses, including internal and external sales, decreased 49% to U.S.$91 million for the six months ended June 30, 2015, compared to U.S.$180 million for the six months ended June 30, 2014. The decrease in production was mainly due to the reduction of our Land operations perimeter pursuant to the change in control of Ardiseis FZCO in June 2014 and the divestment of our North America Land contract business in September 2014.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the six months ended June 30, 2015 decreased 16% to U.S.$496 million from U.S.$590 million for the comparable period of 2014 in a context of tougher market conditions, with delays in some spending from our clients.

Multi-client data

Multi-client revenues decreased 14% to U.S.$219 million for the six months ended June 30, 2015 from U.S.$255 million for the six months ended June 30, 2014 in a context of overall lower exploration spending.

Prefunding revenues decreased 27% to U.S.$125 million for the six months ended June 30, 2015 from U.S.$172 million for the six months ended June 30, 2014. The lower prefunding revenue is correlated to the 55% reduction in Multi-client capital expenditures. The prefunding rate was 83% for the six months ended June 30, 2015 compared to 52% for the six months ended June 30, 2014.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business line decreased 17% to U.S.$277 million for the six months ended June 30, 2015 from U.S.$335 million for the comparable period of 2014 mainly due to overall market conditions, with delays in some exploration spending from our client, and more internal processing of multi-client surveys.

Equipment

Total production of our Equipment segment, including internal and external sales, decreased 42% to U.S.$232 million for the six months ended June 30, 2015 from U.S.$403 million for the comparable period of 2014. Marine equipment sales represented 34% of total revenues.

Internal sales represented 9% of total revenues for the six months ended June 30, 2015 compared to 23% for the six months ended June 30, 2014.

External revenues for our Equipment segment decreased 32% to U.S.$210 million for the six months ended June 30, 2015 from U.S.$312 million for the comparable period of 2014.

The weakness of the seismic acquisition market is translating into lower seismic equipment spending across all the regions.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 26% to U.S.$914 million for the six months ended June 30, 2015 from U.S.$1,230 million for the comparable period of 2014, as a result of the downsizing of the fleet, the reduction in perimeter of our Acquisition activities and the reduction in volume in our Equipment segment. The amortization expenses of our seismic library correspond to 58% of the Multi-client data business line revenues for the six months ended June 30, 2015 compared to 62% for the comparable period of 2014. As a percentage of operating revenues, cost of operations increased to 88% for the six months ended June 30, 2015 from 82% for the comparable period of 2014. Gross profit decreased 51% to U.S.$129 million for the six months ended June 30, 2015 from U.S.$266 million for the comparable period of 2014, representing 12% and 18% of operating revenues, respectively.

Research and development expenditures decreased 12% to U.S.$48 million for the six months ended June 30, 2015, from U.S.$54 million for the comparable period of 2014, representing 5% and 4% of operating revenues, respectively.

Marketing and selling expenses decreased 23% to U.S.$46 million for the six months ended June 30, 2015 from U.S.$60 million for the comparable period of 2014.

General and administrative expenses decreased 37% to U.S.$50 million for the six months ended June 30, 2015 from U.S.$79 million for the comparable period of 2014, as a consequence of the progress of the Transformation Plan and favorable foreign exchange environment. As a percentage of operating revenues, general and administrative expenses represented 5% for both periods.

Other expenses amounted to U.S.$15 million for the six months ended June 30, 2015, including notably restructuring costs relating to our Transformation Plan for U.S.$23 million (mainly redundancy costs) and net gain on insurance indemnities and disposals.

For the six months ended June 30, 2014, other expenses amounted to U.S.$225 million including mainly restructuring expenses for U.S.$232 million as a consequence of restructuring costs related to our Marine and Land Transformation Plan, and the impairment of Multi-clients and Seabed assets, as further described in note 5 to our unaudited interim consolidated financial statements included herein.

Operating Income

Operating Income amounted to a loss of U.S.$29 million for the six months ended June 30, 2015 (or a loss of U.S.$6 million before restructuring costs related to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$151 million for the six months ended June 30, 2014 (or an income of U.S.$80 million before restructuring expenses).

Operating Income from our Acquisition segment was a loss of U.S.$90 million for the six months ended June 30, 2015 compared to a loss of U.S.$150 million for the six months ended June 30, 2014. Excluding restructuring costs related to our Transformation Plan, Operating Income from our Acquisition segment was a loss of U.S.$74 million for the six months ended June 30, 2015, compared to an income of U.S.$20 million for comparable period in 2014.

Operating Income from our GGR segment was U.S.$96 million for the six months ended June 30, 2015 compared to U.S.$86 million for the six months ended June 30, 2014. Excluding restructuring costs related to our Transformation Plan, Operating Income from our GGR segment was U.S.$102 million for the six months ended June 30, 2015, compared to U.S.$127 million for the six months ended June 30, 2014.

Operating Income from our Equipment segment decreased to U.S.$21 million for the six months ended June 30, 2015 from U.S.$58 million for the comparable period of 2014 (or an income of U.S.$80 million before restructuring expenses).

Equity in Income of Affiliates

Net income from investments accounted for under the equity method was an income of U.S.$16 million for the six months ended June 30, 2015 compared to a loss of U.S.$30 million for the comparable period of 2014, mainly as a result of improved operational performance and restructuring measures of the SBGS JV.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 4 to our interim consolidated financial statements, amounted to a loss of U.S.$13 million for the six months ended June 30, 2015 (or an income of U.S.$10 million before restructuring costs related to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$181 million for the six months ended June 30, 2014 (or an income of U.S.$51 million before restructuring costs).

EBIT from our Acquisition segment was a loss of U.S.$74 million for the six months ended June 30, 2015 (or a loss of U.S.$58 million before restructuring costs related to our Transformation Plan) compared to a loss of U.S.$178 million for the six months ended June 30, 2014 (or a loss of U.S.$9 million before restructuring expenses. The first six months of 2014 was impacted by the negative contribution from investments accounted for under the equity method, at U.S.$28 million, mainly due to the SBGS JV.

EBIT from our GGR segment was U.S.$96 million for the six months ended June 30, 2015 (or U.S.$102 million before restructuring costs related to our Transformation Plan) compared to U.S.$85 million for the six months ended June 30, 2014 (or U.S.$125 million before restructuring expenses).

EBIT from our Equipment segment decreased to U.S.$21 million for the six months ended June 30, 2015 from U.S.$58 million for the comparable period of 2014 (or U.S.$80 million before restructuring expenses).

(See note 5 to our interim consolidated financial statements for further details on restructuring expenses related to our Transformation Plan).

Financial Income and Expenses

Cost of net financial debt decreased 19% to U.S.$90 million for the six months ended June 30, 2015 from U.S.$110 million for the comparable period of 2014. This decrease is mainly due to accelerated amortization of deferred expenditures following early repayment of our U.S.$350 million 9 1⁄2% senior notes due 2016, our U.S.$400 million 7 3⁄4% senior notes due 2017 and our €360 million OCEANE convertible bonds due 2016 for an aggregate amount of U.S.$11 million recorded in the six months ended June 30, 2014.

Other financial expenses amounted to U.S.$4 million for the six months ended June 30, 2015 compared to U.S.$44 million for the comparable period of 2014. This decrease is mainly due to U.S.$46 million non-recurring expenses related to early repayments recorded in the six months ended June 30, 2014.

Income Taxes

Income taxes decreased to U.S.$10 million for the six months ended June 30, 2015 compared to an expense of U.S.$28 million for the comparable period of 2014.

Net Income

Net income was a loss of U.S.$115 million for the six months ended June 30, 2015 compared to a loss of U.S.$364 million for the comparable period of 2014 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, our planned capital expenditures and our near-to mid-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under our revolving credit facilities (U.S.$249 million available as of June 30, 2015) will be adequate to meet our liquidity needs for the next twelve months.

In May 2015, we also carried out a simplified public exchange offer in which we issued new OCEANE convertible bonds due 2020 in exchange for OCEANE convertible bonds due 2019, as described in note 3 to our interim consolidated financial statements.

In order to increase our financial flexibility, and following unanimous consent from the 16 different financial institutions involved, we have revised certain terms in several of our credit facilities, namely our French revolving credit facility, our US revolving credit facility, our Nordic term loan and revolving credit facilities and our U.S.$45 million term loan facility secured by the Geowave Voyager vessel. Pursuant to such amendments,

(i)	Looking at the financial covenants:

•	the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 4.00x for each rolling 4-quarter period ending on or before June 2016, 3.75x for each such period ending on or before June 2017, 3.50x for each such period ending on or before June 2018, 3.25x for each such period ending on or before June 2019, 3.00x for each such period ending on maturity dates thereafter;

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) was reduced from 4.00:1 to 3.00:1.

(ii)	Looking at the permitted indebtedness under the present credit agreements, the Group will have the ability to raise up to U.S.$500m of secured indebtedness ranking pari passu with the existing U.S. and French Revolving Credit Facilities in relation to an extended security package encompassing notably the fleet streamers, the US Multi-Client Library, and the shares of the main Sercel operating entities (Sercel SA and Sercel Inc).

Cash Flows

Operating activities

Net cash provided by operating activities was U.S.$171 million for the six months ended June 30, 2015 (or U.S.$217 million before restructuring costs related to the Transformation Plan) compared to U.S.$381 million (or U.S.$387 million before restructuring expenses) for the comparable period of 2014. Before changes in working capital, net cash provided by operating activities for the six months ended June 30, 2015 was U.S.$186 million compared to U.S.$317 million for the comparable period for 2014.

Changes in working capital had a negative impact on cash from operating activities of U.S.$16 million in the six months ended June 30, 2015 compared to a positive impact of U.S.$64 million for the comparable period for 2014, mainly due to an unfavorable variation of trade accounts payables.

Investing activities

Net cash used in investing activities was U.S.$252 million in the six months ended June 30, 2015 compared to U.S.$525 million for the six months ended June 30, 2014.

During the six months ended June 30, 2015, our capital expenditures (including asset suppliers variance) amounted to U.S.$83 million, down 56% compared to same period last year. During the six months ended June 30, 2014, our capital expenditures (including asset suppliers variance) were U.S.$188 million, mainly related to our Acquisition segment.

During the six months ended June 30, 2015, we invested U.S.$150 million in Multi-client data, primarily in Western Africa and Asia Pacific, compared to U.S.$331 million for the six months ended June 30, 2014. As of June 30, 2015, the net book value of our Multi-client data library was U.S.$1,014 million compared to U.S.$947 million as of December 31, 2014.

Financing activities

Net cash used by financing activities during the six months ended June 30, 2015 was U.S.$47 million compared to net cash provided of U.S.$30 million for the six months ended June 30, 2014.

During the six months ended June 30, 2015, we drew U.S.$237 million and repaid U.S.$167 million from our revolving facilities.

During the six months ended June 30, 2014, we issued €400 million (or U.S.$549 million converted at the historical average exchange rate of U.S.$1.3726) principal amount of 5.875% senior notes due 2020 and U.S.$500 million principal amount of 6.875% senior notes due 2022.

We used the net proceeds to repurchase €360 million principal amount of our 1 3⁄4% OCEANE convertible bonds due 2016, to redeem the entire U.S.$225 million outstanding principal amount of our 9 1⁄2% senior notes due 2016 and U.S.$265 million of the U.S.$400 million outstanding principal amount of the 7 3⁄4% senior notes due 2017. We also used the net proceeds to pay the 2015 installment of the vendor loan granted by Fugro amounting to €28.1 million (or U.S.$39 million converted at the historical average exchange rate of U.S.$1.3726).

During the six months ended June 30, 2014, we also drew €115 million (or U.S.$158 million converted at the historical average exchange rate of U.S.$1.3726) from our French revolving credit facility.

In the six months ended June 30, 2014, dividends paid and share capital reimbursements to non-controlling interests of integrated companies included the payment of the purchase option on the Geomar shares to Louis Dreyfus Armateurs Group.

(See note 3 to the interim consolidated financial statements for further details on our financial debt).

Net Financial debt

Net financial debt as of June 30, 2015 was U.S.$2,497 million compared to U.S.$2,420 million as of December 31, 2014. The ratio of net financial debt to equity was 95% as of June 30, 2015 compared to 90% as of December 31, 2014.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at June 30, 2015 and December 31, 2014:

In millions of U.S.$	June 30, 2015 (unaudited)	December 31, 2014
Bank overdrafts	1.3	2.9
Current portion of long-term debt	73.1	75.7
Financial debt	2,646.4	2,700.3
Gross financial debt	2,720.8	2,778.9
Less: cash and cash equivalents	(223.6)	(359.1)

Net financial debt	2,497.2	2,419.8

As of June 30, 2015, CGG has U.S.$249 million available under its revolving credit facilities.

For a more detailed description of our financial activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2014.

EBIT and EBITDAS (unaudited)

EBIT is defined as Operating Income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

EBIT for the six months ended June 30, 2015 was a loss of U.S.$13 million corresponding to an income of U.S.$10 million before restructuring costs relating to the Transformation Plan, compared to a loss of U.S.$181 million (or an income of U.S.$51 million before restructuring costs for the comparable period of 2014).

The following table presents a reconciliation of EBIT to Operating Income for the periods indicated:

In millions of U.S.$	Six months ended June 30,
	2015	2014
EBIT	(12.7)	(181.1)
Less share of (income) loss in companies accounted for under equity method	(16.2)	29.7

Operating income	(28.9)	(151.4)

EBITDAS for the six months ended June 30, 2015 was U.S.$234 million representing 22 % of operating revenues or U.S.$257 million before restructuring expenses relating to the Transformation Plan representing 25% of operating revenues, compared to U.S.$286 million (or U.S.$383 million before restructuring costs, representing 26% of operating revenues, for the comparable period of 2014).

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

In millions of U.S.$	Six months ended June 30,
	2015	2014
EBITDAS	234.4	285.8
Other financial income (loss)	(3.6)	(44.4)
Variance on provisions	(31.9)	74.7
Net gain on disposal of fixed assets	(0.8)	(7.1)
Dividends received from affiliates	4.1	29.9
Other non-cash items	(5.6)	45.5
Income taxes paid	(10.4)	(67.7)
Change in trade accounts receivables	133.8	143.9
Change in inventories	13.3	20.5
Change in other current assets	16.9	(20.7)
Change in trade accounts payables	(110.8)	(34.5)
Change in other current liabilities	(76.0)	(44.8)
Impact of changes in exchange rate	7.1	(0.2)

Net cash provided by operating activities	170.5	380.9

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of June 30, 2015:

	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	42.7	472.5	1,058.1	1,150.0	2,723.3
Finance lease obligations (not discounted)	13.3	26.5	22.8	22.8	85.4
Operating leases	214.7	335.6	205.0	181.2	936.5
- Bareboat agreements (a)	132.7	228.5	139.6	84.1	584.9
- Other operating lease agreement	82.0	107.1	65.4	97.1	351.6
Other long-term obligations (interests)	139.7	260.7	220.1	74.1	694.6

Total contractual cash obligations (b)	410.4	1,095.3	1,506.0	1,428.1	4,439.8

(a)	of which U.S.$144.5 million for vessels included in the fleet downsizing plan.
(b)	Payments in foreign currencies are converted into U.S. dollars at June 30, 2015 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP (unaudited)

Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans and development costs.

Pension plan

Under IFRS, in accordance with IAS 19 – Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.

Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

	Six months ended June 30,
In millions of U.S.$	2015	2014
EBITDAS as reported	234.4	285.8
Actuarial gains (losses) on pension plan	—	—
Cancellation of IFRS capitalization of development costs	(21.5)	(31.0)

EBITDAS according to U.S. GAAP	212.9	254.8

Item 3: CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO.333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G
(Registrant)

By:

/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman

Chief Financial Officer

Date: July 31, 2015